UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☐ Form 10-K                                           ☐ Form 20-F                                     ☐ Form 11-K                                           ☒ Form 10-Q
☐ Form 10-D                                           ☐ Form N-SAR                                ☐ Form N-CSR

     For Period Ended: June 30, 2014

☐ Transition Report on Form 10-K                                                                            ☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F                                                                             ☐ Transition Report on Form 11-K
☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________________________
________________________________________________________________________

PART I
REGISTRANT INFORMATION

Full name of registrant	CHINA SHIANYUN GROUP CORP., LTD

Former name if applicable	CHINA GREEN CREATIVE, INC.

Address of principal executive office	18/F., Development Centre Building,
South of Renmin Rd. LuoHu District.

City, state and zip code	Futian District, Shenzhen, Guangdong Province, China

PART II
RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b) The subject annual report, semi-annual report, transition report on Forms 10-K, 20-F, 11-K, N-SAR, or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant is in the process of preparing its consolidated financial statements as of and for the three months and six months ended June 30, 2014.  The process of compiling and disseminating the information required to be included in its Form 10-Q interim report for the three and six months ended June 30, 2014, as well as the completion of the required review of the Registrant’s financial information, could not be completed by August 14, 2014 without incurring undue hardship and expense.  The Registrant undertakes the responsibility to file such quarterly report no later than five calendar days after its original due date.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Xingzhang Ye	(011-86-755)	2399-8799

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒  Yes     ☐ No

 (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐  Yes      ☒  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

China Shianyun Group Corp., Ltd
 Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

China Shianyun Group Corp., Ltd.

Date :August 14, 2014	By:	s/ Xingzhang Ye
Xingzhang Ye
Chief Executive Officer